Filed by Inuvo, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Vertro, Inc.
Commission File No.:  000-30428

The following is an investor presentation given by Inuvo, Inc. on October 18, 2011.

Merger Presentation
October 18, 2011

Forward-looking
Statements
Certain statements in this presentation relating to Inuvo®, Inc. (“Inuvo”) or Vertro, Inc (“Vertro”) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section
21E of the Securities Exchange Act of 1934. All forward-looking statements included in this presentation are based on information available to Vertro and  Inuvo as of the date hereof and Vertro and Inuvo assume no obligation to update any forward-looking statements.  These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including, without limitation, statements made with respect to expectations with respect to the strategy, markets, synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, expectations, and intentions with respect to future operations; approval of the proposed transaction by stockholders of Inuvo and Vertro; the satisfaction of closing conditions to the proposed transaction and the timing of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inuvo and Vertro and are difficult to predict.
Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith. Additional key risks are described in the filings made by each of Inuvo and Vertro filed with the U.S. Securities and
Exchange Commission, including their respective Form 10-Ks for the year ended December 31, 2010, and
Form 10-Qs for quarters ended March 31, 2011 and June 30, 2011.

• Consideration:       100% stock
• Offer Price:             1.546 shares of Inuvo per Vertro share
• Operations:           Peter Corrao, President and CEO
• Board/Governance: Rich Howe, Executive Chairman, 7 Member Board
 • (3 Inuvo + 3 Vertro + 1 new/independent board member)
• Timing:                     Late Fourth Quarter 2011 or First Quarter 2012
• Approvals:              Inuvo and Vertro stockholders
• Closing Conditions:
 • Registration of shares issued to Vertro stockholders on Form S-4
 • Approval of Stockholders of each company
 • Approval of listing of shares on the NYSE Amex
 • Execution of new credit agreement for the combined company
 • Other customary closing conditions

Key Transaction
Terms

• A stronger core business, providing more scale from which to attract advertisers, publishers and consumers.
• Overlapping public company operating expense synergies.
• Single supplier risk mitigation through stronger relationships with major suppliers.
• An existing install and distribution capability through ALOT for Inuvo’s consumer facing innovations.
• A stronger business from which to access both debt and capital markets to fuel growth.
• Two very seasoned and experienced digital marketing teams.

Strategic
Considerations

inuvo vertro™

Search the Web
Web Search
facebook
App

http://www

A technology foundation
that serves ads into tens
of thousands of web pages
on over 25 thousand web
sites per month.
Client software on the desktops of over eight million users.
A distribution capability that
experiences in excess of 20
million revenue generating
clicks per month.
Access to over 132 million
unique Internet users each and
every month when combining
both companies’ audiences.
A search marketplace that
experiences approximately 240
million search queries per month.
Digital Media Scale:
The Combined Company creates
a serious competitor in the marketplace
A vibrant app platform and
marketplace with hundreds
of relevant consumer apps

Approximately 2.5 Billion
page views a year.

• Create a significant and aggressive player in the multi-platform distribution and internet publishing arena.
• Monetize traffic across diverse revenue models.
• Capitalize on expertise in search, creating both revenue and advertising buying synergies.
• Leverage existing ALOT distribution to scale BargainMatch® revenues, while increasing retention of the ALOT user.
• Leverage existing ALOT distribution to scale Kowabunga® revenues, while further increasing retention of the ALOT user.
• Diversify revenue streams, independent of any one partnership
• Create $2.4mm in annual operating synergies.
• Fund innovation and growth through an enhanced credit facility.

Operating
Expectations

The Combined Company, Inuvo, Inc. (NYSE AMEX: INUV) is expected to:
• Be better positioned to accelerate innovative opportunities, enabling it to leap-
 frog the competition in multi-platform distribution.
• Leverage the combined teams’ digital media experience.
• Have significantly lower operating costs.
• Be headquartered in the digital media heart of New York City.
• Be listed on the NYSE Amex.
• Have a seven-member board comprised of three members from Inuvo, three from Vertro and one new independent member to be appointed.

General
Considerations

Q&A

• The completion of the merger is conditioned upon, among other conditions, registration of the shares issued to Vertro stockholders on a Registration
 Statement on Form S-4, approval from stockholders of Vertro and Inuvo, approval of NYSE Amex and other customary closing conditions. As a result, the merger may not be consummated. The two companies’ respective stockholders are expected to vote on the merger agreement and the merger, among other things, at stockholder meetings expected to be held in the fourth quarter of 2011 or the first quarter of 2012. Assuming approval of the transaction by the respective stockholders, and the satisfaction of all closing conditions, it is expect that the transaction will close immediately following the stockholder meetings.
• America’s Growth Capital has served as financial advisor to Vertro, and Craig-
 Hallum Capital Group, LLC has served as financial advisor to Inuvo.

Transaction Notes

• This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between Inuvo and Vertro will be submitted to the respective stockholders of
 Vertro and Inuvo for their consideration.  Inuvo will file with the Securities and Exchange
 Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Inuvo and Vertro that also constitutes a prospectus of Inuvo.  Inuvo and
 Vertro will mail the joint proxy statement/prospectus to their respective stockholders.
 Inuvo and Vertro also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF VERTRO AND INUVO ARE
 URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER
 RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND
 IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
 CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
 Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about
 Inuvo and Vertro, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Inuvo and Vertro make available free of charge at www.inuvo,com and www.vertro.com, respectively (in the “Investors - Filings”
 and “Financial Information - SEC Filings” sections, respectively), copies of materials they file with, or furnish to, the SEC, or investors and stockholders may contact INUVO at (727) 324-0211 or Vertro at (646) 253-0606 to receive copies of such documents.

Important Information for
Investors and Stockholders

• Inuvo, Vertro, and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Vertro and Inuvo in connection with the proposed transaction.  Information about the directors and executive officers of Inuvo is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on May
 2, 2011.  Information about the directors and executive officers of Vertro is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on April 29, 2011.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Participants in the
Merger Solicitation